SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                      RYANAIR ANNOUNCES RECORD Q1 PROFITS

               PROFITS RISE 20% TO EUR139M - TRAFFIC GROWS BY 18%.


Ryanair, Europe's largest international airline, today (31 July) announced record first quarter profits of EUR139m, a 20% increase over last year. Traffic grew by 18% to 12.6m passengers and revenues rose by 22% to EUR693m. Unit costs increased by 5% mainly due to higher fuel, staff, and airport costs. Despite these higher costs, Ryanair maintained an industry leading after tax margin of 20%.

Summary Table of Results (IFRS) - in Euro

Quarter Results        June 30, 2006         June 30, 2007      % Increase
Passengers                     10.7m               12.6m            18%
Revenue                    EUR566.6m           EUR693.0m            22%
Profit after Tax           EUR115.7m           EUR138.9m            20%
Basic EPS(EuroCents)            7.50                8.98            20%


Announcing these results Ryanair's CEO, Michael O'Leary, said:

"These record Q1 profits reflect an 18% growth in passenger volumes, flat yields, and strong growth in ancillaries. Ancillary Revenues grew by 53% to EUR117.1m, due to improved penetration of car hire, hotels, travel insurance, onboard sales and excess baggage revenues. Ancillaries account for 17% of total revenues and we expect this will rise to 20% over the next 3 years.

Unit costs rose by 5% due primarily to the doubling of airport charges at Stansted and higher charges at Dublin airport. Staff costs rose by 34% to EUR75.9m due to volume growth and increased cabin crewing ratios. We continue to focus aggressively on costs and anticipate that unit costs for the remainder of the year will grow by 5%, somewhat lower than the 6% to 7% previously guided.

We continue to oppose the BAA airport monopoly's plans to waste GBP4bn on building a second runway and terminal at Stansted. BAA Stansted doubling of airport charges since April 07 have caused traffic declines at Stansted for the first time in 15 years. The current service provided by the BAA at Stansted is nothing short of appalling. Many of the 17 security machines are regularly unmanned during peak morning periods, and understaffing at passport control continues to cause long queues and frequent passenger delays. We continue to press for the break up of the BAA airport monopoly which provides abject facilities, a third rate service and charges extortionate prices, particularly at Stansted. This winter we will sit 7 of our 40 Stansted based aircraft on the ground because Stansted's higher airport charges make it more profitable to ground these aircraft during the winter rather than fly them.

We remain opposed to the DAA's plans to build an EUR800m second terminal in Dublin, a cost which has escalated four fold over the past 18 months. This terminal has now been identified by the regulator as being the wrong size. It is also in the wrong location, and grossly overpriced. We have called upon the Aviation Regulator to ensure that only those airlines who use T2 will pay for it. Ryanair passengers cannot be expected to pay higher charges to cross subsidise a second terminal they do not want and will never use. The DAA have spent almost EUR50m on consultants reports over the past year, and now plan to waste "about EUR450m" on extending/refurbishing Terminal One, while at the same time reducing its capacity by 40% from 25m passengers to just 15m passengers. The proposed expenditure at Dublin is out of control and sadly the Irish aviation regulator continues to do nothing to restrain this waste or to protect airport users.

We intend to appeal the EU Commissions recent decision (to prohibit our offer for Aer Lingus) to the European Court of First Instance. We are confident that this decision will be overturned because this is the first ever prohibition between two companies which combined will have less than 5% of the EU market. The EU Commission has for the last 20 years been encouraging EU airlines to merge, and they have already approved much larger mergers such as Air France/KLM and Lufthansa/Swiss. We look forward to the European court overturning this unprecedented, and we believe nakedly political decision.

We will continue to grow over the winter period, however, due to the softness in yields, and the doubling of both UK APD and costs at Stansted, we plan to reduce the number of aircraft operated ex Stansted this winter by almost 20% from 40 to
33. This will mean reduced frequency or temporary cessation of services on routes which would be loss making due to Stansted's higher airport charges. Consequently passenger volumes this winter will now grow at a slower rate (by 18% to 50m) than the 24% to 52m previously guided. These capacity reductions should bring more stability to yields, whilst, at the same time, reducing operating costs and eliminating losses on these non profitable winter routes at Stansted.

Our outlook remains cautious for the fiscal year due to the softness of traffic and yields. Although we have little visibility beyond the next 2 months we expect this weaker demand to continue. We anticipate that yields in Q2 will be slightly down, and winter (H2) yields be down by as much as -5% to -10% compared to last year. However, the reduction in capacity on non profitable winter routes, and the significant airport cost savings this cut back will generate, will enable us to slightly increase our previous guidance. We now expect that Net Profit will increase by (+10%) for the fiscal year compared to (+5%) previously guided, although, we caution that this guidance will be heavily dependent upon the accuracy of our forecast decline in yields for the second half of the year.

During the last two months we undertook a series of share buy backs amounting to a total of 37.6m shares at a cost of approx. EUR187m. This share buy back represents 2.5% of the pre-existing issued share capital of the company. The shareholder authority for such a buy back expires at AGM on September 20th, 2007.


Ends.


For further information please contact:

Howard Millar                Pauline McAlester
Ryanair Holdings Plc         Murray Consultants

Tel: 353 1 812 1212          Tel: 353 1 498 0300

                www.ryanair.com

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's largest low fares airline with 20 bases and 516 low fare routes across 25 countries. By the end of March 2008 Ryanair will operate a fleet of 163 Boeing 737-800 aircraft with firm orders for a further 99 new aircraft (net of planned disposals), which will be delivered over the next 5 years. Ryanair currently employs a team of 4,800 people and expects to carry circa 50 million scheduled passengers in the current fiscal year.


Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement measured in accordance with IFRS (unaudited)

                                                      Period       Period
                                                       ended        ended
                                                      Jun-30       Jun-30
                                                        2007         2006
                                                     EUR'000      EUR'000
                                                     -------      -------

Operating revenues
Scheduled revenues                                   575,948      490,012
Ancillary revenues                                   117,058       76,621
                                                   ---------      -------

Total operating revenues - continuing
operations                                           693,006      566,633
                                                   ---------      -------

Operating expenses
   Staff costs                                        75,927       56,736
   Depreciation                                       34,778       35,587
   Fuel & oil                                        190,389      167,462
   Maintenance, materials & repairs                   12,630       10,700
   Marketing & distribution costs                      8,314        5,724
   Aircraft rentals                                   18,182       12,398
   Route charges                                      63,173       48,079
   Airport & handling charges                        101,807       67,875
   Other                                              30,344       25,370
                                                   ---------      -------
   Total operating expenses                          535,544      429,931
                                                   ---------      -------

Operating profit - continuing operations             157,462      136,702
                                                   ---------      -------

Other income/(expenses)
   Finance income                                     20,056       12,854
   Finance expense                                   (22,924)     (20,613)
   Foreign exchange gain/(loss)                        1,366         (322)
                                                   ---------      -------
   Total other income/(expenses)                      (1,502)      (8,081)
                                                   ---------      -------

Profit before tax                                    155,960      128,621
Tax on profit on ordinary activities                 (17,046)     (12,941)
                                                   ---------     --------

Profit for the year - all attributable
to equity holders of parent                          138,914      115,680
                                                   =========     ========

   Basic earnings per ordinary share euro               8.98         7.50
   cent *

   Diluted earnings per ordinary share                  8.88         7.46
   euro cent *

   Number of ordinary shares (in 000's) *          1,547,099    1,542,201

   Number of diluted shares (in 000's) *           1,564,182    1,551,683

   *Adjusted for Share Split of 2 for
   1 which occurred on February 26th,
   2007.
                                                                     Page 1




Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet measured in accordance with IFRS (unaudited).

                                          Jun-30                     Mar-31
                                            2007                       2007
                                         EUR'000                    EUR'000
                                         -------                    -------
Non-current assets
Property, plant and equipment          2,945,897                  2,884,053
Intangible assets                         46,841                     46,841
Available for sale financial assets      354,151                    406,075
Derivative financial instruments             989                          -
                                     -----------                -----------
Total non-current assets               3,347,878                  3,336,969
                                     -----------                -----------

Current assets
Inventories                                2,260                      2,420
Other assets                              76,292                     77,707
Trade receivables                         25,335                     23,412
Derivative financial instruments          56,258                     52,736
                                      ----------                -----------
Restricted cash                          327,092                    258,808
Financial assets: cash > 3 months        617,184                    592,774
Cash and cash equivalents              1,345,064                  1,346,419
                                     -----------               ------------
Total current assets                   2,449,485                  2,354,276
                                     -----------               ------------
Total assets                           5,797,363                  5,691,245
                                     ===========               ============

Current liabilities
Trade payables                            48,744                     54,801
Accrued expenses and other
liabilities                              846,011                    807,136

Current maturities of debt               221,422                    178,918
Derivative financial instruments          42,208                     56,053
Current tax                               33,901                     20,822
                                      ----------                -----------
Total current liabilities              1,192,286                  1,117,730
                                      ----------                -----------

Non-current liabilities
Provisions                                31,014                     28,719
Derivative financial instruments          49,724                     58,666
Deferred income tax liability            147,569                    151,032
Other creditors                          125,239                    112,177
Non-current maturities of debt         1,617,413                  1,683,148
                                      ----------                -----------
Total non-current liabilities          1,970,959                  2,033,742
                                      ----------                -----------

Shareholders' equity
Issued share capital                       9,829                      9,822
Share premium account                    610,414                    607,433
Treasury shares                          (40,053)                         -
Retained earnings                      2,044,125                  1,905,211
Other reserves                             9,803                     17,307
                                      ----------                -----------
Shareholders' equity                   2,634,118                  2,539,773
                                      ----------                -----------

Total liabilities and shareholders'
equity                                 5,797,363                  5,691,245
                                      ==========                ===========

                                                                       Page 2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Cashflow
Statement measured in accordance with IFRS (unaudited)

                                          June-30                      Jun-30
                                             2007                        2006
                                           EUR000                      EUR000
                                           ------                      ------

Operating activities
     Profit before tax                    155,960                     128,621
     Adjustments to reconcile
     profits before tax to net cash
     provided by operating activities
     Depreciation                          34,778                      35,587
     Decrease/(increase) in inventories       160                        (812)
     (Increase)/decrease in trade
     receivables                           (1,923)                      2,699
     Decrease in other current assets      10,313                       7,111
     (Decrease) in trade payables          (6,057)                    (27,503)
     Increase in accrued expenses          36,260                      92,271
     Increase in other creditors           13,062                      25,215
     Increase in maintenance provisions     2,295                       2,930
     (Increase) in interest receivable     (7,096)                       (315)
     Increase in interest payable           2,468                       2,014
     Retirement costs                         147                         165
     Share based  payments                  8,076                       1,043
     Income tax                              (186)                        (51)
                                        ---------                 -----------
Net cash provided by operating
activities                                248,257                     268,975
                                        ---------                 -----------

Investing activities
     Purchase of property, plant and      (96,622)                    (21,277)
     equipment
     (Investment) in restricted           (68,284)                          -
     cash
     (Investment)/reduction in financial  (24,410)                   (609,025)
     assets: cash > 3 months
                                        ---------                 -----------
Net cash used in investing activities    (189,316)                   (630,302)
                                        ---------                 -----------

Financing activities
     Cost associated with repurchase      (40,053)                          -
     of shares
     Net proceeds from shares               2,988                       1,038
     issued
     Decrease in long term debt           (23,231)                    (36,346)
                                        ---------                 -----------
Net cash provided by financing
activities                                (60,296)                    (35,308)
                                        ---------                 -----------

(Decrease) in cash and cash
equivalents                                (1,355)                   (396,635)
Cash and cash equivalents
at beginning of year                    1,346,419                   1,439,004
                                        ---------                 -----------
Cash and cash equivalents
at end of period                        1,345,064                   1,042,369
                                        =========                 ===========


                                                                        Page 3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Recognised Income and Expense measured in accordance with IFRS (unaudited)

                                             June-30                   Jun-30
                                                2007                     2006
                                             EUR'000                  EUR'000
                                             -------                  -------

Cash flow hedge reserve

Effective portion of changes
in fair value of cash flow hedges             25,463                    5,715
                                             -------                 --------
Net movements into cash flow hedge
reserve                                       25,463                    5,715
                                             -------                 --------
Net change in fair value of available for
sale financial asset                         (41,043)                       -
                                             -------                 --------
Income and expense recognised directly
in equity                                    (15,580)                   5,715
                                             -------                 --------

                                             -------                 --------
Profit for the period                        138,914                  115,680
                                             -------                 --------

                                             -------                 --------
Total recognised income and expense          123,334                  121,395
                                             =======                 ========



Other items
Condensed Consolidated Interim changes in shareholders' equity

                                                    Share
                                    Ordinary      premium      Retained    Treasury         Other
                                      shares      account      earnings      Shares      reserves        Total
                                     EUR'000      EUR'000       EUR'000     EUR'000       EUR'000      EUR'000
                                     -------      -------     ---------     -------       -------   ----------


Balance at April 1, 2007               9,822      607,433     1,905,211           -        17,307    2,539,773

Repurchase of ordinary equity
shares                                     -            -             -     (40,053)            -      (40,053)

Issue of ordinary equity shares            7        2,981             -           -             -        2,988

Effective portion of changes in
fair value of cash flow hedges             -            -             -           -        25,463       25,463

Net change in fair value of
available for sale financial
asset                                      -            -             -           -       (41,043)     (41,043)

Share based payments                       -            -             -           -         8,076        8,076

Profit for the period                      -            -       138,914           -             -      138,914
                                     -------      -------     ---------     -------       -------   ----------

Balance at June 30, 2007               9,829      610,414     2,044,125     (40,053)        9,803    2,634,118
                                     =======      =======     =========     =======       =======   ==========


                                                                                                      Page 4


Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement measured in accordance with US GAAP (unaudited)

                                                Period       Period
                                                 ended        ended
                                                Jun-30       Jun-30
                                                  2007         2006
                                                EUR000       EUR000

Operating revenues

   Scheduled revenues                          575,948      490,012
   Ancillary revenues                          117,058       76,621
                                             ---------    ---------
Total operating revenues
-continuing operations                         693,006      566,633
                                             ---------    ---------

Operating expenses
   Staff costs                                  75,927       56,844
   Depreciation                                 35,325       35,969
   Fuel & oil                                  190,389      167,462
   Maintenance, materials & repairs             12,630       10,700
   Marketing & distribution costs                8,314        5,724
   Aircraft rentals                             18,182       12,398
   Route charges                                63,173       48,079
   Airport & handling charges                  101,807       67,875
   Other                                        30,344       25,371
                                             ---------    ---------

Total operating expenses                       536,091      430,422
                                             ---------    ---------

Operating profit - continuing operations       156,915      136,211
                                             ---------    ---------

Other income/(expenses)
   Finance income                               20,056       12,854
   Finance expense                             (18,426)     (18,414)
   Derivative financial instruments             (2,738)           -
   Foreign exchange gain/(loss)                  1,366         (321)
                                             ---------    ---------
Total other  income/(expenses)                     258       (5,881)
                                             ---------    ---------

Income before taxation                         157,173      130,330
   Taxation                                    (17,196)     (13,155)
                                             ---------    ---------
Net income attributable to equity
holders of parent                              139,977      117,175
                                             =========    =========

   Basic earnings per ADS (euro cent)*           45.24        37.99
   Diluted earnings per ADS (euro cent)*         44.74        37.76

   No. of ordinary shares (in 000's)*        1,547,099    1,542,201

   Diluted no. of ordinary shares
   (in 000's)*                               1,564,182    1,551,683

(5 ordinary shares equal 1 ADS)                                  Page 5
   *Adjusted for share split of 2 for 1 which
   occurred on February 26, 2007



Ryanair Holdings plc and Subsidiaries
Summary of significant differences between IFRS and US generally accepted accounting principles(unaudited)

(A) Net income under US GAAP

                                                 ------Quarter ended----
                                                    Jun-30       Jun-30
                                                      2007         2006
                                                   EUR'000      EUR'000

Net income in accordance with IFRS                 138,914      115,680
Adjustments
Pensions                                                 -         (108)
Capitalised interest re aircraft
acquisition programme                                3,952        1,817
Derivative financial instruments                    (2,738)           -
Taxation- effect of above adjustments                 (151)        (214)
                                                  --------     --------
Net income in accordance with US GAAP              139,977      117,175
                                                  ========     ========

(B) Consolidated cashflow statement in
accordance with US GAAP
                                                    Jun-30       Jun-30
                                                      2007         2006
                                                   EUR'000      EUR'000

Cash inflow from operating activities              252,209      270,792
Cash (outflow) from investing activities          (193,268)    (632,119)
Cash (outflow) from financing activities           (60,296)     (35,308)
                                                ----------   ----------
(Decrease) in cash and cash equivalents             (1,355)    (396,635)
Cash and cash equivalents at beginning of
period                                           1,346,419    1,439,004
                                                ----------   ----------
Cash and cash equivalents at end of period       1,345,064    1,042,369
                                                ==========   ==========

Cash and cash equivalents under US GAAP          1,345,064    1,042,369
Restricted cash                                    327,092      204,040
Deposits with a maturity of > three months         617,184      937,952
                                                ----------   ----------
Total cash                                       2,289,340    2,184,361
                                                ==========   ==========

                                                                 Page 6



Ryanair Holdings plc and Subsidiaries
Summary of significant differences between IFRS and US generally accepted accounting principles(unaudited)

(C) Shareholders' funds - equity
                                                     Jun-30       Jun-30
                                                       2007         2006
                                                    EUR'000      EUR'000
                                                    -------      -------

Shareholders' equity as reported in the
consolidated balance sheets in accordance
with IFRS                                         2,634,118    2,109,861

Adjustments:
Pension                                                   -        9,134
Capitalised interest (net of amortisation)
regarding aircraft acquisition programme             44,273       31,265
Derivative financial instruments                    (16,078)           -
Minimum pension liability (net of tax)                    -       (4,295)
Tax effect of adjustments (excluding                 (3,525)      (6,145)
pension)
                                                  ---------    ---------
Shareholders' equity as adjusted to accord
with US GAAP                                      2,658,788    2,139,820
                                                  =========    =========

Opening shareholders' equity under US GAAP        2,567,522    2,020,449

Comprehensive income
Unrealised gains on derivative financial
instruments (net of tax)                             21,321          115
Available for sale financial asset                  (41,043)           -
Net income in accordance with US GAAP               139,977      117,175
                                                  ---------    ---------
Total comprehensive income                          120,255      117,290

Share based payments                                  8,076        1,043
Stock issued for cash                                 2,988        1,038
Repurchase of stock                                 (40,053)           -
                                                  ---------    ---------
Closing shareholders' equity in accordance
with US GAAP                                      2,658,788    2,139,820
                                                  =========    =========

                                                                  Page 7




                              Ryanair Holdings plc

                 Management Discussion and Analysis of Results


Quarter ended June 30, 2007

Profit after tax increased by 20% to EUR138.9m, compared to EUR115.7m in the quarter ended June 30, 2006. These results reflect an 18% increase in passenger numbers, flat fares (including checked in baggage revenues) and very strong growth in ancillary revenues. The growth in revenues was offset by a combination of increased airport costs which rose by 50% to EUR101.8m arising from the doubling of airport charges at Stansted and higher charges at Dublin Airport and a one off step up in staff costs, due to higher cabin crewing ratios, which rose by 34% to EUR75.9m. Total operating revenues increased by 22% to EUR693.0m, which was faster than the 18% growth in passenger volumes, as average fares remained flat and ancillary revenues grew by 53% to EUR117.1m. Total revenue per passenger as a result increased by 4%, whilst Passenger Load Factor decreased by 2 points to 82% during the quarter.

Total operating expenses increased by 25% to EUR535.5m, due to the increased level of activity, and the increased costs, associated with the growth of the airline. Fuel, which represents 36% of total operating costs compared to 39% last year, increased by 14% to EUR190.4m due to a decrease in the US dollar cost per gallon, a positive movement in the US dollar exchange rate versus the euro and a reduction in fuel consumption arising from the installation of winglets. Staff costs rose by 34% reflecting an increase in cabin crewing ratios and Airport and Handling charges increased by 50% to EUR101.8m arising from the doubling of airport charges at Stansted and higher charges at Dublin Airport. As a result unit costs increased by 5% and operating margins decreased by 1 point to 23%, whilst operating profit increased by 15% to EUR157.5m.

Net Margins remained flat at 20% for the reasons outlined above.

Earnings per share have increased by 19.7% to 8.98 cent for the quarter.

Balance Sheet

The strong growth in profitability continues to positively impact the balance sheet with Total Cash increasing by EUR91.3m to EUR2,289.3m despite funding a EUR40m share buy-back programme and an additional EUR96.6m in capital expenditure largely from internal resources. Total debt net of repayments decreased during the quarter by EUR23.2m. Shareholders' Equity at June 30, 2007 increased by EUR94.3m to EUR2,634.1m, compared to March 31, 2007 due to the EUR138.9m increase in profitability during the quarter, the EUR2.9m exercise of share options and a further EUR7.5m arising from the impact of the IFRS accounting treatment for derivative financial assets, pensions and stock options offset by the share buyback of EUR40m.

Detailed Discussion and Analysis Quarter ended June 30, 2007

Profit after tax, increased by 20% to EUR138.9m due to an 18% increase in passenger numbers, flat fares (including checked in baggage revenues) and strong growth in ancillary revenues. The growth in revenues was offset by a combination of increased airport costs which rose by 50% to EUR101.8m arising from the doubling of airport charges at Stansted and higher charges at Dublin Airport and a one off step up in staff costs, due to higher cabin crewing ratios, which rose by 34% to EUR75.9m. Operating margins, as a result, decreased by 1 point to 23%, which in turn resulted in operating profit increasing by 15% to EUR157.5m compared to quarter ended June 30, 2006.

Total operating revenues increased by 22% to EUR693.0m whilst passenger volumes increased by 18% to 12.6m. Total revenue per passenger increased by 4% due to strong ancillary revenue growth.

Scheduled passenger revenues increased by 18% to EUR575.9m due to an 18% increase in traffic reflecting increased passenger numbers on existing routes and the successful launch of our new routes and bases. During the quarter average fares (including checked baggage revenues) were flat reflecting the soft yield environment. Load factor decreased by 2 points to 82% during the quarter due to a combination of softer market conditions and the 21% increase in seat capacity.

Ancillary revenues continue to grow faster than passenger volumes with revenues increasing by 53% to EUR117.1m in the quarter. This performance reflects the strong growth in on board sales, excess baggage revenues, non-flight scheduled revenues, and other ancillary products.

Total operating expenses rose by 25% to EUR535.5m due to the increased level of activity, and the increased costs associated with the growth of the airline particularly higher airport charges and staff costs. Total operating expenses were also adversely impacted by a 6% increase in average sector length.

Staff costs have increased by 34% to EUR75.9m. This primarily reflects a 29% increase in average employee numbers to 4,726, the impact of pay increases granted during the quarter and a EUR7m charge for a share option grant made to eligible employees. Employee numbers rose due to an increase in cabin crewing ratios as a result of a new EU working directive. Pilots, who earn higher than the average salary, accounted for 34% of the increase in employees whilst cabin crew accounted for 56% of the increase during the quarter.

Depreciation and amortisation decreased by 2% to EUR34.8m. This reflects the addition of 16 lower cost 'owned' aircraft in the fleet this quarter compared to June 30, 2006, offset by a revision in the residual value of our fleet to reflect current market valuations and the positive impact on amortisation of the stronger euro versus the US dollar.

Fuel costs rose by 14% to EUR190.4m due to a 29% increase in the number of hours flown offset by a 10% decrease in the average US dollar cost per gallon of fuel hedged and the positive impact of the strengthening of the euro versus the US dollar in addition to a reduction in fuel consumption due to the installation of winglets on our entire Boeing 737-800 fleet.

Maintenance costs increased by 18% to EUR12.6m, due to a combination of the increase in the number of leased aircraft from 21 to 35, and the positive impact of the strengthening of the euro versus the US dollar exchange rate.

Marketing and distribution costs increased by 45% to EUR8.3m due to the growth of the airline and the number of routes operated which rose by 54% to 441 at the quarter end and the number of bases which increased by 4 to 20.

Aircraft rental costs increased by 47% to EUR18.2m reflecting an additional 14 leased aircraft operating during the quarter compared to the same period last year.

Route charges rose by 31% to EUR63.2m due to an increase in the number of sectors flown and an increase of 6% in the average sector length.

Airport and handling charges increased by 50% to EUR101.8m. This is higher than the growth in passenger volumes and reflects the impact of the doubling of costs at Stansted Airport and higher charges at Dublin Airport, offset by lower costs at new airports and bases.

Other expenses increased by 20% to EUR30.3m, which is lower than the growth in ancillary revenues due to improved margins on some existing products and cost reductions on some indirect costs.

Operating margins have declined by 1 point to 23% due to the reasons outlined above whilst operating profits have increased by 15% to EUR157.5m during the quarter.

Interest receivable has increased by 56% to EUR20.1m for the quarter due to a combination of higher levels of cash on hand and increases in average deposit rates earned in the quarter.

Interest payable increased by 11% to EUR22.9m due to the drawdown of further debt to part fund the purchase of new aircraft and the adverse impact of higher interest rates.

Foreign exchange gains during the quarter of EUR1.4m are primarily due to the positive impact of changes in the US dollar exchange rate against the euro.

The Company's Balance Sheet continues to strengthen due to the strong growth in profits during the quarter. The Company generated cash from operating activities of EUR248.3m which part funded our EUR40m share buy back programme and capital expenditure incurred during the quarter with the balance reflected in Total Cash of EUR2,289.3m. Capital expenditure amounted to EUR96.6m which largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of one aircraft. Long term debt, net of repayments, decreased by EUR23.2m during the quarter.

Shareholders' Equity at June 30, 2007 increased by EUR94.3m to EUR2,634.1m, compared to March 31, 2007 due to the EUR138.9m increase in profitability during the quarter, the EUR2.9m exercise of share options and a further EUR7.5m arising from the impact of the IFRS accounting treatment for derivative financial assets, pensions and stock options offset by the share buyback of EUR40m.



                       Notes to the Financial Statements

 1. Statement of compliance

    These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group.

    The Audit Committee approved the consolidated financial statements for the quarter ended June 30, 2007 on July 27, 2007.

 2. Significant accounting policies

    Except as stated otherwise below, this quarter's financial information has been prepared in accordance with the accounting policies set out in Ryanair's most recent published consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the EU.

 3. Generally Accepted Accounting Policies

    The Management Discussion and Analysis of Results for the quarter ended June 30, 2007 and the comparative year are based on the results reported under the group's IFRS accounting policies.

 4. Estimates

    The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

    Except as described below, in preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

    During the quarter ended June 30, 2007 management reassessed its estimates of the recoverable amount of aircraft residual values following certain recent aircraft disposals.

 5. Seasonality of operations

    The Company's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly the first half-year typically results in higher revenues and results.

 6. Income tax expense

    The Group's consolidated effective tax rate in respect of operations for the three months ended June 30, 2007 was approximately 11 percent, in line with the same period last year.

 7. Capital and reserves

    Share buy back programme.
    During the last two months we completed a share buy back of 37.6m shares at a cost of approx. EUR187m. This share buy back represents 2.5% of the pre-existing issued share capital of the company. The shareholder authority for such a buy back expires at AGM on September 20, 2007.

 8. Share based payments

    The terms and conditions of the share option programme are disclosed in the most recent published consolidated financial statements. In June 2007 a further grant on similar terms was made to eligible employees, with a consequent charge to the income statement in the quarter of approximately EUR7.0m.

 9. Contingencies

    The Group is engaged in litigation arising in the ordinary course of its business. Management does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

    Capital commitments
    During the quarter ended June 30, 2007 the Group announced the purchase of 27 more Boeing 737-800s. This brings Ryanair's total firm orders for B737-800s to 308 and the total fleet size (including planned disposals) to 262 by 2012. These additional aircraft are due for delivery in financial year ending March 31, 2010.

10. Post balance sheet events

    Aer Lingus Appeal
    Ryanair is in the process of preparing an appeal to the European Court of First instance against a decision by the European Commission prohibiting its proposed acquisition of Aer Lingus, following the partial floatation of the Irish flag carrier airline. In October 2006, Ryanair notified the European Commission that it had acquired 19.16% of the ordinary share capital in Aer Lingus (this was subsequently increased to 25.2%). Ryanair offered remedies to the Commission in the first phase of the Commission's merger investigation, something that has not been done in other previous airline mergers-including Air France/KLM. Despite demonstrating that the merger of these two airlines would have significant consumer benefits and efficiencies, and despite offering substantial remedies - including guaranteed fare and fuel levy reductions/eliminations, and large numbers of slot surrenders - the Commission nevertheless prohibited the merger in June 2007. Ryanair has two months from the date of decision to submit an appeal.

11. Loans and borrowings

    The following is the movement in loans and borrowings (non-current and current) during the quarter.

                                     EUR'000

    Balance at April 1, 2007         1,862.1

    Decrease in long term debt        (23.2)
                                     -------
    Balance at June 30, 2007         1,838.9
                                     -------



12. Fin 48 "Accounting for uncertainty in income taxes" (US GAAP)

        The Company adopted the provisions of FIN 48 on April 1, 2007. The implementation of FIN 48 did not have a material impact on the Company's financial statements.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  31 July, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director